EXHIBIT 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to June 1, 2021

May 5, 2021	Transaction in Own Shares

May 6, 2021	Transaction in Own Shares

May 7, 2021	Transaction in Own Shares

May 10, 2021	Transaction in Own Shares

May 11, 2021	Transaction in Own Shares

May 12, 2021	Transaction in Own Shares

May 13, 2021	Transaction in Own Shares

May 14, 2021	Transaction in Own Shares

May 18, 2021	Transaction in Own Shares

May 19, 2021	Transaction in Own Shares

May 26, 2021	Transaction in Own Shares

May 27, 2021	Transaction in Own Shares

May 28, 2021	Transaction in Own Shares

June 1, 2021	Transaction in Own Shares